UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Congoleum Corporation
(Name of Issuer)

Class A Common Stock, par value $.01 per share
(Title of Class of Securities)

207195 10 8
(CUSIP Number)

Henry W. Winkleman, Esq.
c/o American Biltrite Inc.
57 River Street
Wellesley Hills, Massachusetts 02481
(781) 237-6655
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

With a copy to:

Louis A. Goodman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, Massachusetts 02108
(617) 573-4800

July 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 207195 10 8
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON American Biltrite Inc. I.R.S. Identification No. 04-1701350
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 207195 10 8
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Natalie S. Marcus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 207195 10 8
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard G. Marcus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 207195 10 8
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Roger S. Marcus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 207195 10 8
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William M. Marcus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 207195 10 8
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cynthia S. Marcus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 4 (this "Amendment No. 4") amends a joint statement on Schedule 13D, as amended (the "Statement"), filed on behalf of American Biltrite Inc., a Delaware corporation ("American Biltrite"), Natalie S. Marcus, Richard G. Marcus, Roger S. Marcus, William M. Marcus and Cynthia S. Marcus (collectively, excluding American Biltrite, the "Filing Persons").  Effective as of July 1, 2010, the Fourth Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code of Congoleum Corporation, the Official Asbestos Claimants' Committee, the Official Committee of Bondholders and the Future Claimants' Representative, dated as of March 11, 2010, as modified (the "Congoleum Plan of Reorganization"), was substantially consummated and became effective.  By operation of the Congoleum Plan of Reorganization, all equity securities of Congoleum Corporation, including common stock of Congoleum Corporation and options to acquire common stock of Congoleum Corporation, outstanding immediately prior to the substantial consummation of the Congoleum Plan of Reorganization were cancelled effective as of July 1, 2010, the date the Congoleum Plan of Reorganization was substantially consummated and became effective. Prior to such cancellation, American Biltrite and the Filing Persons beneficially owned shares of Class A Common Stock, par value $.01 per share, of Congoleum Corporation, both directly and as a result of their beneficial ownership of shares of the Class B Common Stock, par value $.01 per share, of Congoleum Corporation, which shares of Class B Common Stock were convertible under certain circumstances into shares of Class A Common Stock of Congoleum Corporation, as more fully set forth in Item 3 of the Statement as originally filed with the Securities and Exchange Commission, and pursuant to options to purchase shares of Class A Common Stock of Congoleum Corporation which were then held by certain of the Filing Persons and which options were exercisable within 60 days of the date they were cancelled.

American Biltrite claims no responsibility for the accuracy or completeness of information in this Amendment No. 4 provided by or relating to any Filing Person.  None of the Filing Persons claims responsibility for the accuracy or completeness of information in this Amendment No. 4 provided by or relating to any other Filing Person or American Biltrite.

Item 1.  Security and Issuer.

The title of the class of equity securities to which this Amendment No. 4 relates is the former Class A Common Stock, par value $.01 per share, of Congoleum Corporation, which was cancelled by operation of the Congoleum Plan of Reorganization effective as of July 1, 2010, the date the Congoleum Plan of Reorganization was substantially consummated and became effective.  The address of Congoleum Corporation's principal executive offices is 3500 Quakerbridge Road, Mercerville, New Jersey 08619-0127.

Item 2.  Identity and Background.

This Amendment No. 4 is filed on behalf of American Biltrite and the Filing Persons.  The Filing Persons together beneficially own 1,979,775 shares of Common Stock, par value $.01 per share, of American Biltrite, or approximately 54.4% of American Biltrite's outstanding Common Stock, as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.  The Filing Person have a joint statement on Schedule 13D, as amended, on file with the Securities and Exchange Commission with respect to their beneficial ownership of American Biltrite Common Stock.  The business address of each of the Filing Persons is 57 River Street, Wellesley Hills, Massachusetts 02481, and each of the Filing Persons is a United States citizen.  The principal occupation or employment of each of the Filing Persons is set forth below opposite the name of each Filing Person.

Name of Filing Person	Principal Occupation or Employment, Etc.
Natalie S. Marcus	Private investor

Richard G. Marcus	President and Chief Operating Officer of American Biltrite and Executive Vice President of Congoleum Corporation

Name of Filing Person	Principal Occupation or Employment, Etc.
Roger S. Marcus	Chairman, President and Chief Executive Officer of Congoleum Corporation and Chairman and Chief Executive Officer of American Biltrite

William M. Marcus	Executive Vice President and Treasurer of American Biltrite

Cynthia S. Marcus	Not employed

Natalie S. Marcus is the mother of Roger S. Marcus and Richard G. Marcus and the aunt of William M. Marcus.  William M. Marcus is the husband of Cynthia S. Marcus.

American Biltrite is a producer of protective paper, film and pressure sensitive tapes and adhesive products for various applications, and a designer, supplier, distributor and servicer of fashion jewelry and related accessories, and a producer, importer and reseller of resilient floor tile, rubber tiles and rolled rubber flooring and industrial products. The principal executive offices of American Biltrite are located at 57 River Street, Wellesley Hills, Massachusetts 02481.  Congoleum Corporation is a manufacturer of resilient sheet and tile flooring and its principal executive offices are located at 3500 Quakerbridge Road, Mercerville, New Jersey 08619-0127.  Both American Biltrite and Congoleum Corporation are Delaware corporations.

The members of the Board of Directors of American Biltrite are Leo R. Breitman, John C. Garrels III, Mark N. Kaplan, James S. Marcus, Natalie S. Marcus, Richard G. Marcus, Roger S. Marcus, William M. Marcus and Kenneth I. Watchmaker.  The business address of each of the Company's directors is 57 River Street, Wellesley Hills, Massachusetts 02481, except that the business address of Mark N. Kaplan is Four Times Square, New York, New York 10036.  All of the Company's directors are United States citizens.  The principal occupation or employment of the directors of American Biltrite are listed below for each director opposite the director's name.

Name of Director	Principal Occupation or Employment, Etc.
Leo R. Breitman	Private investor

John C. Garrels III	Private investor

Mark N. Kaplan	Of Counsel of the law firm, Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036

James S. Marcus	Private investor

Natalie S. Marcus	Private investor

Richard G. Marcus	President and Chief Operating Officer of American Biltrite and Executive Vice President of Congoleum Corporation

Roger S. Marcus	Chairman, President and Chief Executive Officer of Congoleum Corporation and Chairman and Chief Executive Officer of American Biltrite

William M. Marcus	Executive Vice President and Treasurer of American Biltrite

Kenneth I. Watchmaker	Private investor

The executive officers of American Biltrite are:  Roger S. Marcus, Chairman and Chief Executive Officer; Richard G. Marcus, President and Chief Operating Officer; William M. Marcus, Executive Vice President and Treasurer; Howard N. Feist III, Vice President-Finance and Chief Financial Officer; Michael Merkx, Vice President and General Manager, Tape Products Division; Roch Leblanc, Vice President and General Manager, American Biltrite (Canada) Ltd.; and Henry W. Winkleman, Vice President, Corporate Counsel and Secretary.  The business address for each of the Company's executive officers is 57 River Street, Wellesley Hills, Massachusetts 02481.  All of the Company's executive officers are United States citizens, except that Michael Merkx is a citizen of the Netherlands and Roch Leblanc is a citizen of Canada.  The principal occupation or employment of the executive officers of American Biltrite are the executive office positions with American Biltrite listed above, except that Roger S. Marcus is also the Chairman, President and Chief Executive Officer of Congoleum Corporation, Richard G. Marcus is also an Executive Vice President of Congoleum and Howard N. Feist is also the Chief Financial Officer and Secretary of Congoleum Corporation.

During the last five years, neither American Biltrite nor any Filing Person nor any of the directors or executive officers of American Biltrite specified above has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating any activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

By operation of the Congoleum Plan of Reorganization, all equity securities of Congoleum Corporation, including common stock of Congoleum Corporation and options to acquire common stock of Congoleum Corporation, outstanding immediately prior to the substantial consummation of the Congoleum Plan of Reorganization were cancelled effective as of July 1, 2010, the date the Congoleum Plan of Reorganization was substantially consummated and became effective.  As a result, American Biltrite and the Filing Persons do not currently beneficially own any equity interest in reorganized Congoleum Corporation.

Item 4.  Purpose of the Transaction.

By operation of the Congoleum Plan of Reorganization, all equity interests of Congoleum Corporation, including common stock of Congoleum Corporation and options to acquire common stock of Congoleum Corporation, were cancelled effective as of July 1, 2010, the date the Congoleum Plan of Reorganization was substantially consummated and became effective.  As a result, American Biltrite and the Filing Persons do not currently beneficially own any equity interest in reorganized Congoleum Corporation.

Item 5.  Interest in Securities of the Issuer.

Effective as of July 1, 2010, the Congoleum Plan of Reorganization was substantially consummated and became effective.  By operation of the Congoleum Plan of Reorganization, all equity interests of Congoleum Corporation, including common stock of Congoleum Corporation and options to acquire common stock of Congoleum Corporation, were cancelled effective as of July 1, 2010, the date the Congoleum Plan of Reorganization was substantially consummated and became effective.  As a result, American Biltrite and the Filing Persons do not currently beneficially own any equity interest in reorganized Congoleum Corporation; accordingly, neither American Biltrite nor any of the Filing Persons has sole or shared power to vote or to direct the vote or to dispose or to direct the disposition of any equity interests of reorganized Congoleum Corporation.  Prior to such cancellation of Congoleum Corporation's equity interests, American Biltrite and the Filing Persons collectively beneficially owned 4,951,705 shares of Class A Common Stock of Congoleum Corporation, as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, which included 151,100 shares of Class A Common Stock of Congoleum Corporation owned directly by American Biltrite, 4,395,605 shares of Class B Common Stock of Congoleum Corporation owned directly by American Biltrite, which shares of Class B Common Stock were previously convertible under certain circumstances into a similar number of shares of Class A Common Stock of Congoleum Corporation, and 405,000 shares of Class A Common Stock of Congoleum Corporation which were issuable to certain of the Filing Persons upon exercise of options exercisable within 60 days of the date they were cancelled.    Pursuant to the terms of the Congoleum Plan of Reorganization, the holders of equity interests of Congoleum Corporation that were cancelled by operation of the Congoleum Plan of Reorganization did not receive any payment for such cancelled interests.

Effective as of July 1, 2010, American Biltrite and the Filing Persons ceased to beneficially own more than five percent of the Class A Common Stock of Congoleum Corporation.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

By operation of the Congoleum Plan of Reorganization, American Biltrite and the Filing Persons do not have any contracts, arrangements, understandings or relationships among themselves or between them and any other person with respect to any securities of Congoleum Corporation.

Item 7.  Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 16, 2010

AMERICAN BILTRITE INC.

By /s/ Richard G. Marcus
Richard G. Marcus
President

/s/ Richard G. Marcus*
Natalie S. Marcus

/s/ Richard G. Marcus
Richard G. Marcus

/s/ Richard G. Marcus*
Roger S. Marcus

/s/ Richard G. Marcus*
William M. Marcus

/s/ Richard G. Marcus*
Cynthia S. Marcus

/s/ Richard G. Marcus
Richard G. Marcus
Attorney-in-fact

*
Signed by Richard G. Marcus pursuant to a power of attorney dated February 16, 1995, a copy of which was attached as Exhibit E to the Statement as originally filed with the Commission and is incorporated by reference herein.